Mail Stop 0407

      June 15, 2005



Sheldon Rose
Chief Executive Officer
Getting Ready Corporation
8990 Wembley Court
Sarasota, Florida  34238

	RE:  	Getting Ready Corporation
		Form 10-SB
		Filed May 16, 2005
      File No. 0-51314

Dear Mr. Rose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note that the Form 10-SB goes effective by lapse of time
60
days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-filing a new
Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Management`s Discussion and Analysis or Plan of Operations, page
12

Plan of Operations, page 13

2. We note your references here and on page 17 to an equity line of credit. Please note that until a trading market exists for the company`s securities there can be no valid equity line under the federal securities laws. If you presently expect to enter into an equity line agreement, tell us in your response letter the basis for such an expectation. Otherwise, please revise the plan of operations and description of property sections so that there is no suggestion you have an equity line or an agreement to enter into one.

Liquidity and Capital Resources, page 15

3. We note your statement on page 14 that you "believe it will cost approximately $4.25 million to open the two centers" and your disclosure on page 15 that your current source of funding, that is, loans from your chief executive officer, will not be available in sufficient amounts to develop the centers. Therefore, please describe how you intend to fund your development of your centers during the next twelve months. See Item 303(a) of Regulation S-B.

4. You indicate on page 24 that you cancelled the 5,925,000 shares of common stock you had issued to Celerity Systems "for services rendered." Please describe here any remaining payment obligations you have to Celerity Systems for those rendered services, including the amount due and how you intend to pay Celerity Systems. Also, describe the nature of the rendered services.

5. Please confirm to us in your response letter that all fees
Getting
Ready owed Cornell Capital Partners under the June 2004 agreement were returned and the obligations to pay cancelled.



Description of Securities, page 21

6. Include the number of holders of your securities, as required by
Item 201 of Regulation S-B.

Recent Sales of Unregistered Securities, page 24

7. Please indicate to whom you issued an aggregate of 42,500 shares of your common stock in May 2005.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or me, at 202-551-3810, with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus









Mr. Rose
Getting Ready Corporation
June 15, 2005
Page 4